UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of The
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 22, 2004

IRWIN FINANCIAL CORPORATION

(Exact name of registrant as specified in its charter)

Indiana	**0-6835**	**35-1286807**
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

500 Washington Street **Columbus, Indiana 47201**	**(812) 376-1909**
(Address of principal executive offices and Zip Code)	(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17CFR 240.13e-4(c))

ITEM 1.01. ENTRY INTO A MATERIAL DEFINITIVE AGREEMENT.

On December 22, 2004, Irwin Financial Corporation (the "Corporation") entered into a series of related agreements with Elena Delgado, the President of Irwin Home Equity Corporation ("IHE"), a subsidiary of the Corporation, with respect to 5 shares of common stock in IHE held by Ms. Delgado (the "Delgado Shares") from stock ownership awarded to her at the time of the founding of IHE in 1994. IHE has agreed with Ms. Delgado to redeem 1.36 of the Delgado Shares immediately based on their fair market value as determined by an independent valuation firm under an Amendment and Restatement of Shareholder Agreement ("Fair Market Value") as of September 30, 2004, subject to an adjustment to be made based on a subsequent December 31, 2004 valuation by the same firm. The proceeds from this redemption will be payable on December 31, 2004 (for .362 Delgado Shares) and January 28, 2005 (for .998 Delgado Shares) and shall be used to repay the $1.025 million loan from the Corporation to Ms. Delgado made in January 2002. The Delgado Shares remaining after this redemption (the "Remaining Delgado Shares") will be subject to call rights in favor of IHE and put rights in favor of Delgado. Payments for the Remaining Delgado Shares shall be based on their Fair Market Value. Payments for the Remaining Delgado Shares following exercise of IHE's call right or Ms. Delgado's put right (described further below) shall be made in annual installments not to exceed $600,000 beginning on January 31, 2006 and ending on January 31, 2009, with the remaining unpaid balance being paid in a lump sum on January 31, 2009. Payment for the Remaining Delgado Shares will be accelerated upon certain triggering events as described below. Delgado shall be entitled to tax gross-up payments from the Corporation under certain circumstances and subject to certain limitations to the extent that the proceeds from the sale of the Delgado Shares are treated as ordinary income and not capital gains ("Capital Gains Make Whole Payment"). In addition, IHE shall indemnify Delgado for interest and penalties to the extent that there is a final, nonappealable determination that the deferred payments for the Remaining Delgado Shares are subject to income taxation prior to payment to Delgado under Section 409A of the Internal Revenue Code of 1986, as amended (the "Code"). Described in greater detail below are each of the agreements entered into with respect to the Delgado Shares.

Amendment and Restatement of the Shareholder Agreement (the "Shareholder Agreement")

The Corporation, IHE and Ms. Delgado agreed to amend the Shareholder Agreement (originally entered into on October 8, 1996) to provide IHE the right to call all or any portion of the Delgado Shares. The Fair Market Value of the Delgado Shares is determined based on an appraisal process set forth in the Shareholder Agreement. The appraisal is to be determined in accordance with the principles described in the Shareholder Agreement and shall take into account, without duplication, the income statement and balance sheet for the Corporation's consolidated home equity lending line of business segment. The Shareholder Agreement also provides Ms. Delgado the right to put the Delgado Shares to IHE at any time while employed by IHE and following her employment termination by IHE without "Serious Cause" or "Cause" (as defined in the Shareholder Agreement) or by reason of death or disability, at a purchase price determined by the same appraisal process that would apply to an IHE call of the Delgado Shares under the Shareholder Agreement. In the event that Ms. Delgado is terminated for "Serious

Cause" (as defined in the Shareholder Agreement), the Delgado Shares are immediately forfeited back to IHE without any consideration payable to Ms. Delgado therefor. The Shareholder Agreement also provides Ms. Delgado with certain anti-dilution rights and certain co-sale rights upon the transfer of any IHE common stock by the Corporation.

Redemption and Loan Repayment Letter Agreement (the "Redemption Agreement")

The Corporation, IHE and Ms. Delgado entered into the Redemption Agreement pursuant to which IHE elected to redeem 1.36 of the Delgado Shares. The repurchase price for these Delgado Shares shall initially be based upon their Fair Market Value as of September 30, 2004, as determined by an independent appraisal (the "Preliminary Repurchase Price"). The provisions for determining the Fair Market Value set forth in the Shareholder Agreement and described above generally apply in determining the amount to be paid to Ms. Delgado. Pursuant to the Redemption Agreement, IHE will, at the direction of its Board, engage an independent appraiser to conduct a supplemental appraisal of these Delgado Shares based on their value as of December 31, 2004 in order to determine a "Definitive Fair Market Value." In the event the December 31, 2004 appraisal is disputed, provision is made for a dispute resolution process. If the Definitive Fair Market Value is different from the Preliminary Repurchase Price, an appropriate adjustment will be made.

Deferred Compensation Agreement

The Corporation, IHE and Ms. Delgado entered into a Deferred Compensation Agreement under which Ms. Delgado irrevocably elected to defer receipt of any payments that are required to be made by IHE in respect of the Remaining Delgado Shares under the Shareholder Agreement and the Capital Gains Make Whole Payment under the Tax Gross-Up Agreement described below (the "Deferred Purchase Price"). Payments are required to be made by IHE upon exercise of its call rights or Ms. Delgado's exercise of her put right. The Deferred Purchase Price shall be made in annual installments not to exceed $600,000 beginning on January 31, 2006 and ending on January 31, 2009, with the remaining unpaid balance being paid in a lump sum on January 31, 2009. Portions of the purchase price that remain unpaid shall accrue interest at a rate equal to 2.0% over the national prime rate, to be adjusted on each annual payment date. Payment for the Remaining Delgado Shares will be accelerated in full upon (i) Ms. Delgado's separation from service with IHE for any reason, (ii) a Change in Control as defined in the regulations, notices or other interpretive guidance issued by the Internal Revenue Service under Section 409A of the Code, (iii) Ms. Delgado's disability as defined in the regulations, notices or other interpretive guidance issued by the Internal Revenue Service under Section 409A of the Code, (iv) Ms. Delgado's death or (v) the occurrence of an unforeseeable emergency as defined in the regulations, notices or other interpretive guidance issued by the Internal Revenue Service under Section 409A of the Code. The parties agreed to amend the Deferred Compensation Agreement as necessary before December 31, 2005 to the extent that such amendments are required to comply with Section 409A of the Code, and any subsequent regulations, notices or other interpretive guidance issued by the Internal Revenue Service. In the event that there is a final, non-appealable determination that the Deferred Compensation Agreement violates Section 409A, thereby resulting in accelerated income tax, interest and penalties with respect to the

Deferred Purchase Price, the Deferred Compensation Agreement shall be deemed to be void and of no effect, and Ms. Delgado shall be paid the full unpaid balance of the Deferred Purchase Price within 30 business days following any such determination, together with a tax gross-up payment with respect to any such interest and penalties.

Tax Gross-Up Agreement

The Corporation and Ms. Delgado also entered into a letter agreement in respect of certain federal and state income taxes payable by Ms. Delgado in respect of the redemption of the Delgado Shares (the "Tax Gross-Up Agreement"). Pursuant to the Tax Gross-Up Agreement, if the proceeds from the sale of the Delgado Shares are treated as ordinary income and not capital gains, then the Corporation shall make a Capital Gains Make Whole Payment. The Capital Gains Make Whole Payment consists of (i) the amount by which Ms. Delgado's actual tax liability in respect to the income realized from the sale of the Delgado Shares (up to but not exceeding $5,210,000) exceeds the amount of Ms. Delgado's tax liability if the sale had been treated as a long term capital gain and (ii) the amount of the tax liability imposed on Ms. Delgado with respect to the payment described in (i) above. The Capital Gains Make Whole Payment is subject to certain terms, conditions and limitations in the Tax Gross-Up Agreement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

IRWIN FINANCIAL CORPORATION
(Registrant)

Date: December 28, 2004   By: /s/ Gregory F. Ehlinger

_____

GREGORY F. EHLINGER
Senior Vice President and Chief
Financial Officer